EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
March 31, 2020

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		March 31, 2020	December 31, 2019
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	969,363	649,916
Marketable securities	4	1,391,209	1,805,278
Trade and other receivables, net	5	88,139	90,529
Merchant cash advances, loans and related receivables, net	6	191,863	150,172
Income taxes receivable	13	28,402	—
Other current assets		58,912	48,833
		2,727,888	2,744,728
Long-term assets
Property and equipment, net		116,832	111,398
Intangible assets, net		159,004	167,282
Right-of-use assets	7	133,786	134,774
Deferred tax assets	13	21,541	19,432
Goodwill	8	311,865	311,865
		743,028	744,751
Total assets		3,470,916	3,489,479
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		214,431	181,193
Income taxes payable	13	1,461	69,432
Deferred revenue	5	62,884	56,691
Lease liabilities	7	9,781	9,066
		288,557	316,382
Long-term liabilities
Deferred revenue	5	5,580	5,969
Lease liabilities	7	131,709	142,641
Deferred tax liabilities		4,219	8,753
		141,508	157,363
Commitments and contingencies	7, 10
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 105,327,498 and 104,518,173 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,897,199 and 11,910,802 issued and outstanding	11	3,333,407	3,256,284
Additional paid-in capital		58,684	62,628
Accumulated other comprehensive income (loss)	12	(15,587)	1,046
Accumulated deficit		(335,653)	(304,224)
Total shareholders’ equity		3,040,851	3,015,734
Total liabilities and shareholders’ equity		3,470,916	3,489,479

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended
		March 31, 2020	March 31, 2019
	Note	$	$
Revenues
Subscription solutions		187,609	140,451
Merchant solutions		282,392	180,031
		470,001	320,482
Cost of revenues
Subscription solutions		37,712	27,985
Merchant solutions		175,339	112,206
		213,051	140,191
Gross profit		256,950	180,291
Operating expenses
Sales and marketing		154,862	105,022
Research and development		116,396	76,355
General and administrative	15	44,842	30,303
Transaction and loan losses	3, 15	14,083	4,401
Total operating expenses		330,183	216,081
Loss from operations		(73,233)	(35,790)
Other income
Interest income, net		10,467	12,078
Foreign exchange gain (loss)		2,642	(439)
		13,109	11,639
Loss before income taxes		(60,124)	(24,151)
Recovery of income taxes	13	28,695	—
Net loss		(31,429)	(24,151)
Other comprehensive income (loss)
Unrealized gain (loss) on cash flow hedges	12	(22,631)	9,274
Tax effect on unrealized gain (loss) on cash flow hedges		5,998	—
Comprehensive loss		(48,062)	(14,877)

Basic and diluted net loss per share attributable to shareholders	14	$(0.27)	$(0.22)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	14	116,806,549	110,921,276

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As at December 31, 2018	110,392,689	2,215,936	74,805	(12,216)	(187,757)	2,090,768
Adjustment related to the transition to Topic 842, Leases	—	—	—	—	8,375	8,375
As at January 1, 2019	110,392,689	2,215,936	74,805	(12,216)	(179,382)	2,099,143
Exercise of stock options	747,686	18,964	(6,908)	—	—	12,056
Stock-based compensation	—	—	31,596	—	—	31,596
Vesting of restricted share units	342,152	30,340	(30,340)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	9,274	(24,151)	(14,877)
As at March 31, 2019	111,482,527	2,265,240	69,153	(2,942)	(203,533)	2,127,918

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As at December 31, 2019	116,428,975	3,256,284	62,628	1,046	(304,224)	3,015,734
Exercise of stock options	409,965	30,753	(11,326)	—	—	19,427
Stock-based compensation	—	—	53,752	—	—	53,752
Vesting of restricted share units	385,757	46,370	(46,370)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	(16,633)	(31,429)	(48,062)
As at March 31, 2020	117,224,697	3,333,407	58,684	(15,587)	(335,653)	3,040,851

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Cash flows from operating activities
Net loss for the period	(31,429)	(24,151)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization and depreciation	14,366	6,832
Stock-based compensation	53,752	31,164
Provision for transaction and loan losses	6,103	2,747
Deferred income taxes	(6,643)	—
Unrealized foreign exchange (gain) loss	(3,779)	60
Changes in operating assets and liabilities:
Trade and other receivables	(2,378)	(10,551)
Merchant cash advances, loans and related receivables	(46,478)	(18,117)
Other current assets	(15,349)	(2,917)
Accounts payable and accrued liabilities	30,621	34,321
Income tax assets and liabilities	(90,375)	—
Deferred revenue	5,804	3,696
Lease assets and liabilities	830	1,260
Net cash (used) provided by operating activities	(84,955)	24,344
Cash flows from investing activities
Purchase of marketable securities	(496,224)	(700,052)
Maturity of marketable securities	913,178	679,467
Acquisitions of property and equipment	(16,740)	(9,552)
Acquisitions of intangible assets	(219)	(1,440)
Acquisition of businesses, net of cash acquired	—	(5,715)
Net cash provided (used) by investing activities	399,995	(37,292)
Cash flows from financing activities
Proceeds from the exercise of stock options	19,427	12,056
Net cash provided by financing activities	19,427	12,056
Effect of foreign exchange on cash and cash equivalents	(15,020)	655
Net increase (decrease) in cash and cash equivalents	319,447	(237)
Cash and cash equivalents – Beginning of Period	649,916	410,683
Cash and cash equivalents – End of Period	969,363	410,446

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities	4,742	3,521
Lease liabilities arising from obtaining right-of-use assets	2,718	103,310
Acquired property and equipment remaining unpaid	2,441	4,890

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019. The unaudited condensed consolidated balance sheet at December 31, 2019 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the three months ended March 31, 2020 are not necessarily indicative of the results expected for the full fiscal year.

3.	Significant Accounting Policies

Except for the adoption of Topic 326, Financial Instruments - Credit Losses, which is discussed below, there have been no material changes to the Company’s significant accounting policies during the three months ended March 31, 2020, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2019.

Financial Instruments - Credit Losses

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to-maturity debt securities, and other instruments. In May 2019, the Financial Accounting Standards Board issued ASU No. 2019-05, Financial Instruments - Credit Losses, which provides transition relief that is optional for,

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

and available to, all reporting entities within the scope of Topic 326. The updates are effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company adopted the standard effective January 1, 2020 using a modified retrospective approach. Upon adoption, the Company changed its approach to estimating its expected credit losses, which did not have a material impact on any of its existing allowances at that time.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants, and the estimated period over which contract costs should be amortized; estimates of future events and the impact on our provisions for expected credit losses related to our financial assets measured at amortized cost, including our contract balances and merchant cash advances and loans; recoverability of deferred tax assets; estimated annual effective tax rate; income projections and discount rates used to fair value acquired intangible assets; and the discount rate used to determine the present value of lease payments. Actual results may differ from the estimates made by management.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party that insures a portion of the merchant cash advances and loans offered by Shopify Capital. The receivable related to insurance recoveries is included in the merchant cash advances, loans and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential effects from the novel coronavirus ("COVID-19") pandemic on the Company's credit risk have been considered and have resulted in increases to its allowances for expected credit losses on contract balances and merchant cash advances and loans, as discussed in notes 5 and 6, respectively. The Company continues its assessment given the fluidity of COVID-19's global impact.

Provision for Credit Losses Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the condensed consolidated balance sheet date, net of an allowance for uncollectible amounts. The Company estimates the provision based on an assessment of various factors, including historical trends, merchants' gross merchandise volume, supportable forecasted information and other factors, including the potential impact of COVID-19, that may affect the merchants' ability to make future payments on the receivables. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the condensed consolidated statements of operations and comprehensive loss. Recoveries are reflected as a reduction in the allowance for credit losses related to merchant cash advances and loans when the recovery occurs.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Provision for Transaction Losses Related to Shopify Payments

Payments losses arise when refunded merchant transactions cannot be recovered. The Company estimates the provision based on an assessment of various factors, including historical trends, gross merchandise volume facilitated using Shopify Payments, supportable forecasted information and other factors, including the potential impact of COVID-19, that may increase the volume of refunded transactions. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the condensed consolidated statements of operations and comprehensive loss.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar ("CAD") and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates.

	Three months ended
	March 31, 2020			March 31, 2019
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	470,001	946	470,947	320,482	551	321,033
Cost of revenues	(213,051)	(1,277)	(214,328)	(140,191)	(914)	(141,105)
Operating expenses	(330,183)	(11,769)	(341,952)	(216,081)	(10,933)	(227,014)
Loss from operations	(73,233)	(12,100)	(85,333)	(35,790)	(11,296)	(47,086)
(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD rates.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

4.    Financial Instruments

As at March 31, 2020, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Marketable securities:
U.S. term deposits	275,000	277,255	—	—	—	—
U.S. federal bonds	204,004	205,811	—	—	—	—
Canadian federal bonds	29,913	29,930	—	—	—	—
Corporate bonds and commercial paper	—	—	882,292	884,383	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	560	560	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	17,361	17,361	—	—
The fair values above include accrued interest of $6,213, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the condensed consolidated balance sheets.

As at December 31, 2019, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Repurchase agreements	—	—	200,000	200,009	—	—
Marketable securities:
U.S. term deposits	300,000	301,354	—	—	—	—
U.S. federal bonds	222,713	223,403	—	—	—	—
Canadian federal bonds	69,922	69,919	—	—	—	—
Corporate bonds and commercial paper	—	—	1,212,643	1,216,822	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	5,830	5,830	—	—
The fair values above include accrued interest of $5,754, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the condensed consolidated balance sheets.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

As at March 31, 2020, the Company held equity investments in private companies carried at cost of $12,500 (December 31, 2019 - $2,500), with no observable price changes or indicators of impairment.

As at March 31, 2020, the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $362,356 (December 31, 2019 - $285,700), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of March 31, 2020, $560 of unrealized gains and $17,361 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive loss and current assets and current liabilities on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the three months ended March 31, 2020, $1,295 of realized losses (March 31, 2019 - $3,278 of realized losses) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in cost of revenues and operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

5.    Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	March 31, 2020 $	December 31, 2019 $	January 1, 2019 $
Indirect taxes receivable	35,032	36,821	3,774
Unbilled revenues	28,414	31,629	12,653
Trade receivables	13,092	9,660	11,191
Accrued interest	6,213	5,754	5,109
Other receivables	5,388	6,665	8,620
	88,139	90,529	41,347

The allowance for credit losses reflects our best estimate of probable losses inherent in our unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility, potential impacts of COVID-19 and other currently available evidence.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Activity in the allowance for credit losses was as follows:

	Three months ended
	March 31, 2020 $	March 31, 2019 $
Allowance, beginning of the period	2,894	1,023
Provision for credit losses related to uncollectible receivables(1)	1,706	716
Write-offs	(24)	(525)
Allowance, end of the period	4,576	1,214
(1) The provision for the three months ended March 31, 2020 includes expected losses as a result of the impact of COVID-19.

Changes in deferred revenue were as follows:

	Three months ended
	March 31, 2020 $	March 31, 2019 $
Balance, beginning of the period	62,660	41,061
Deferral of revenue	35,332	26,646
Recognition of deferred revenue	(29,528)	(22,950)
Balance, end of the period	68,464	44,757

Current portion	62,884	42,746
Long term portion	5,580	2,011
	68,464	44,757

The opening balances of current and long-term deferred revenue were $39,180 and $1,881, respectively, as of January 1, 2019.

6.    Merchant Cash Advances, Loans and Related Receivables

	March 31, 2020	December 31, 2019	January 1, 2019
	$	$	$
Merchant cash advances receivable, gross	172,440	131,227	77,653
Related receivables(1)	4,116	3,179	4,482
Allowance for credit losses related to uncollectible merchant cash advances receivable	(15,317)	(10,420)	(6,249)
Loans receivable, gross	34,417	28,547	16,959
Allowance for credit losses related to uncollectible loans receivable	(3,793)	(2,361)	(972)
Merchant cash advances, loans and related receivables, net	191,863	150,172	91,873
(1) Presentation of related receivables represents a comparative figure reclassification referenced in note 15.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances and loans receivable:

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Allowance, beginning of the period	12,781	7,221
Provision for credit losses related to uncollectible merchant cash advances receivable(2)	7,096	2,923
Merchant cash advances receivable charged off, net of recoveries	(2,199)	(1,584)
Provision for credit losses related to uncollectible loans receivable(2)	1,807	354
Loans receivable charged off, net of recoveries	(375)	(48)
Allowance, end of the period	19,110	8,866
Related receivables(1)	(4,116)	(4,603)
Allowance, net of related receivables	14,994	4,263
(1) Presentation of related receivables represents a comparative figure reclassification referenced in note 15.
(2) The provision for the three months ended March 31, 2020 includes expected losses as a result of the impact of COVID-19.

7.    Leases

The Company has office leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 13 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year. Additional office space leases are set to commence between later this year and 2027, at which point the Company's right-of-use assets and lease liabilities will increase. The Company has entered into various lease agreements for office space that are set to commence after March 31, 2020, which will create significant right-of-use assets and lease liabilities. All of the Company's leases are operating leases.

The components of lease expense for the three months ended March 31, 2020 were as follows:

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Operating lease expense	5,600	3,638
Variable lease expense, including non-lease components	3,482	3,224
Total lease expense	9,082	6,862

As at March 31, 2020, the weighted average remaining lease term is 9 years and the weighted average discount rate is 4.8% (December 31, 2019 - 9 years and 4.9%, respectively).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Maturities of lease liabilities as at March 31, 2020 were as follows:

Fiscal Year	Operating Leases $
Remainder of 2020	18,083
2021	38,217
2022	46,428
2023	41,722
2024	45,095
Thereafter	338,261
Total future minimum payments	527,806
Minimum payments related to leases that have not yet commenced	(133,272)
Minimum payments related to variable lease payments, including non-lease components	(214,636)
Imputed interest	(38,408)
Total lease liabilities	141,490

8.    Goodwill

The Company's goodwill relates to previous acquisitions of various companies including, but not limited to, 6 River Systems, Inc. which was acquired on October 17, 2019.
No goodwill impairment was recognized in the three months ended March 31, 2020 or in the year ended December 31, 2019.
The gross changes in the carrying amount of goodwill as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	$	$
Balance, beginning of the year	311,865	38,019
Acquisition of 6 River Systems, Inc.	—	264,527
Other acquisitions	—	9,319
Balance, end of the period	311,865	311,865

9.    Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at March 31, 2020 the effective rate was 2.75%, and no cash amounts have been drawn under this credit facility.

10.	Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at March 31, 2020, was $31,867.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

11.    Shareholders’ Equity

Public Offerings

In September 2019, the Company completed a public offering in which it issued and sold 2,185,000 Class A subordinate voting shares at a public offering price of $317.50 per share, including the 285,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $688,014 after deducting offering fees and expenses of $5,724, net of tax of $1,541.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at March 31, 2020 there were 19,357,848 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the three months ended March 31, 2020:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2019	3,812,242	54.59	6.14	1,307,565	—	1,939,918	159.13
Stock options granted	236,910	465.60	—	—	179.32	—	—
Stock options exercised	(409,965)	47.40	—	—	—	—	—
Stock options forfeited	(23,899)	135.13	—	—	—	—	—
RSUs granted	—	—	—	—	—	280,295	465.60
RSUs settled	—	—	—	—	—	(385,757)	120.21
RSUs forfeited	—	—	—	—	—	(35,585)	174.98
March 31, 2020	3,615,288	81.81	6.15	1,211,573	—	1,798,871	214.92

Stock options exercisable as of March 31, 2020	2,434,311	32.01	5.16	937,011
(1) As at March 31, 2020 1,371,648 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, 2,165,181 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, and 78,459 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A Subordinate Voting Shares as of March 31, 2020 and December 31, 2019.

As at March 31, 2020 the Company had issued 713 Deferred Share Units under its Long Term Incentive Plan.

In connection with the acquisition of 6RS, 122,080 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at March 31, 2020, 122,080 of the Class A subordinate voting shares remained restricted.

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statements of operations and comprehensive loss, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Cost of revenues	1,148	714
Sales and marketing	11,207	6,835
Research and development	32,604	18,115
General and administrative	8,793	5,500
	53,752	31,164

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

12.    Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the three months ended March 31, 2020 and 2019:

	Accumulated Other Comprehensive Income (Loss)
	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Balance, beginning of the period	1,046	(12,216)

Other comprehensive income (loss) before reclassifications	(23,926)	5,996
Loss on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	59	182
Sales and marketing	336	963
Research and development	714	1,658
General and administrative	186	475
Tax effect on unrealized gain (loss) on cash flow hedges	5,998	—
Other comprehensive income (loss), net of tax	(16,633)	9,274
Balance, end of the period	(15,587)	(2,942)

13.     Income Taxes

The Company's provision for or recovery of income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period. The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes.

The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

In the third quarter of 2019, the Company formally established its EMEA headquarters in Ireland and its Asia-Pacific headquarters in Singapore. As a result of these actions, the Company transferred regional relationship and territory rights from its Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the Company's current developed technology within Canada. These transfers reflect the growing proportion of the Company's business occurring internationally and resulted in a one-time capital gain in the third quarter of 2019. The Company's effective tax rate for the three months ended March 31, 2020 was approximately 9%. As a result of the application of the Company's effective tax rate on the results of ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the Company's ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in the United States, the Company has a recovery of income taxes of $28,695 in the three months ended March 31, 2020.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

14.    Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended
	March 31, 2020	March 31, 2019
Basic and diluted weighted average number of shares outstanding	116,806,549	110,921,276
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	3,615,288	5,054,120
Restricted share units	1,798,871	2,580,154
Deferred share units	713	478
	5,414,872	7,634,752

In the three months ended March 31, 2020 and 2019, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

15.    Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period presentation.